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Filed pursuant to Rule 424(b)(3)
Registration No. 333-114521

PROSPECTUS SUPPLEMENT NO. 1
(TO PROSPECTUS DATED APRIL 23, 2004)

ISONICS CORPORATION

297,727 Shares of Common Stock
Offered for Resale by Selling Shareholders

        This prospectus supplement supplements the prospectus dated April 23, 2004, which related to 5,995,455 shares of common stock of Isonics Corporation offered for resale by the Selling Shareholders named therein underlying shares of convertible Series D Preferred Stock and common stock purchase warrants exercisable at prices ranging from $1.10 to $1.30 per share (as described therein) through April 5, 2007. As of December 7, 2004, the Selling Shareholders have converted 29,950 of the Series D Stock to common stock and have conveyed the underlying shares in accordance with the plan of distribution set forth in the prospectus and have transferred shares to an additional person named as selling shareholder herein. The Selling Shareholders may from time to time offer and sell any or all of the securities under this prospectus supplement and the prospectus.

        The table below sets forth, as of December 7, 2004, the name of each Selling Shareholder, the number of shares of common stock remaining in the Selling Shareholder's name that each Selling Shareholder may offer pursuant to this prospectus supplement and the prospectus and other information described in the table. Unless set forth below, to our knowledge, none of the Selling Shareholder has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common shares.

	Common Stock Beneficially Owned Prior to Offering				Common Stock to be Beneficially Owned After Offering Assuming All Shares Offered are Sold
				Common Stock or Shares Underlying Warrants Offered Pursuant to this Prospectus
Name of Selling Shareholder(s)	Common Stock owned	Common Stock Issuable upon exercise of Warrants	Common Stock Issuable upon Conversion of Series D Preferred Stock		Common Stock	Percent
Mercator Advisory Group, LLC(1, 3, 4)	158,169	-0-	-0-	-0-	158,169	<1%
Mercator Momentum Fund, LP(1, 2, 3, 5)	106,414	-0-	59,182	59,182	106,414	<1%
Mercator Momentum Fund III, LP(1, 2, 3, 6)	172,495	-0-	104,454	104,454	172,495	<1%
Monarch Pointe Fund Ltd.(1,2)	41,772	-0-	109,091	109,091	41,772	<1%
Bear Stearns & Co. Inc.	25,000	0	0	25,000	0	0%

(1)
Previously Mercator Advisory Group, LLC, Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, and Monarch Pointe Fund, Ltd. owned common stock warrants exercisable at various prices from $1.10 per share to $1.30 per share through April 5, 2007. None of these warrants remain outstanding.

  Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP and Monarch Pointe Fund, Ltd. are private investment limited partnerships organized under California law and together with Mercator Advisory Group, LLC they form "The Mercator Group". The general partner of each of the funds is Mercator Advisory Group, LLC, a California limited liability company. David F. Firestone is the managing member of Mercator Advisory Group, LLC. The ownership of each can be attributed to the other pursuant to SEC Rule 13d-3. The agreement by which they acquired the Series D Convertible Preferred Stock and common stock warrants contains a provision that prevents any member of the Mercator Group from exercising any common stock warrant or converting any preferred stock if the aggregate number of shares of common stock of which such person and all persons affiliated with such person have beneficial ownership (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended) would exceed 9.99% of our then outstanding common stock.

  The address for Mercator Advisory Group, LLC, Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, and Monarch Pointe Fund, Ltd. is 555 South Flower Street, Suite 4500 Los Angeles, California 90071.

(2)
In the case of Mercator Momentum Fund, LP, Mercator Momentum Fund III, LP, and Monarch Pointe Fund, Ltd., the securities being offered consist of shares of common stock underlying outstanding Series D Convertible Preferred Stock or which have been issued on conversion of such stock. The Series D Convertible Preferred Stock is convertible into common stock at $1.10 per share (that is, 90.91 shares of common stock for each share of Series D Convertible Preferred Stock). The Series D Convertible Preferred Stock has a liquidation preference of $100 per share.

(3)
The first column after the name of the Selling Shareholder includes shares underlying common stock warrants (exercisable through January 27, 2007 at $1.25 per share), and shares held as a result of the conversion of the Series C Convertible Preferred Stock, which the Selling Shareholder acquired in January 2004. These securities are not included in this registration statement, but rather are included in another registration statement (SEC file no. 333-112952).

(4)
Includes 152,701 common stock warrants (exercisable at $1.25 through January 27, 2007) and 5,468 shares of common stock. The common stock underlying the warrants has previously been registered for sale by the holder.

(5)
Includes 20,050 shares of common stock, and 86,364 common stock warrants (exercisable at $1.25 through January 27, 2007). The common stock underlying the warrants has previously been registered for sale by the holder.

(6)
Includes 58,859 shares of common stock, and 113,636 common stock warrants (exercisable at $1.25 through January 27, 2007). The common stock underlying the warrants has previously been registered for sale by the holder.

(7)
Includes 41,772 shares of common stock.

        The information in the table is based on information provided to us by each of the Selling Shareholders, and the percentages are based on 26,183,496 shares of our common stock outstanding as of December 7, 2004. Since the date on which each Selling Shareholders provided this information, the Selling Shareholders may have sold, transferred or otherwise disposed of all or a portion of its shares.

        This prospectus supplement should be read in conjunction with, and may not be delivered without, the prospectus dated April 23, 2004, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

The date of this Prospectus Supplement is December 7, 2004

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PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED APRIL 23, 2004) ISONICS CORPORATION 297,727 Shares of Common Stock Offered for Resale by Selling Shareholders